UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION 1ST QTR2025



5G

TIMB	TIMS
LISTED	B3 LISTED NM
NYSE	ISE B3

TIM

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements** regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Operating costs normalized by: costs with legal consulting services in the context of the closing of the dispute with C6 (+R$ 19.0 million in 1Q25) and expenses linked to the price adjustment in the sale agreement of I-Systems (+R$ 10.0 million in 4Q24);

(2) Normalized EBITDA according to the items indicated in the Costs section (+R$ 19.0 million in 1Q25 and +R$ 10.0 million in 4Q24). Normalized Net Income according to the items indicated in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$ 6.5 million in 1Q25 and -R$ 3.4 million in 4Q24).

The 2025 journey begins with positive outcomes

A solid overall performance and financial results for the quarter

1Q25 Main Highlights

+6.2% YoY
in Mobile Service Revenue

+6.7% YoY
in EBITDA[1] with 48.2% margin (+0.8 p.p. YoY)

R$ 1 Bln
OpCF[1], with double-digit expansion

R$ 690 Mln
already announced as IoC

+14%
Users[2] on Meu TIM new App vs. prior version

Boost
in São Paulo city with 360° approach: network + go to market

New Partnership
in Customer Platform to develop further the opportunity in Energy

Accelerating
in B2B IoT in the Utilities vertical

(1) Normalized for the effects detailed in slide 2. (2) Monthly actively users

Service revenue solid evolution driven by positive contribution from mobile

NET SERVICE REVENUE PERFORMANCE
(Net Revenue in R$ Mln; %YoY)


5,909
5.6%
6,240
Fixed
332
319
Mobile
5,577
5,922
1Q24
1Q25

Total Net Revenues increased 4.9% YoY

MOBILE SERVICE REVENUE
Levered by solid postpaid organic growth
+6.2% YoY in 1Q25

POSTPAID REVENUE
Robust expansion, focusing on customer base monetization
+13.9% YoY in 1Q25

MOBILE ARPU
Highest in the Industry R$ 31.9/Mo in 1Q25
+5.0% YoY in 1Q25

CUSTOMER BASE
Upselling customers from control to pure postpaid
+20.3% YoY in 1Q25

Enjoying healthy dynamics in postpaid while working to recover prepaid

CUSTOMER BASE MIX
(% of client base)


37%
Postpaid (ex-M2M)
40%
8%
M2M
10%
54%
Prepaid
50%
1Q24
1Q25

POSTPAID CUSTOMER BASE (EX-M2M) | **+6.6%** YoY in 1Q25

Robust performance amid an expected higher churn in 1Q25

REVENUE MIX
(% of mobile service revenues)


63%
Postpaid
68%
11%
Others
10%
26%
Prepaid
22%
1Q24
1Q25

POSTPAID REVENUE | **+13.9%** YoY in 1Q25

POSTPAID ARPU (EX-M2M) | **+6.5%** YoY in 1Q25

Intra segment migrations and early impacts from annual price-up are driving performance

PREPAID 3-STEP PLAN

1 UPDATE OFFER ✓
- Focus in 30-days top-up
- Adjust offers according to clients' inputs and demands

2 INCREASE COMMUNICATION
- Back to communicate with prepaid clients
- Consistent media presence

3 CHANNELS REFOCUS
- Capillarity increase
- Launch of new channels



São Paulo Case: a 360° approach translating network leadership in customer experience and perception change

Expanded 5G capacity and network modernization

Infrastructure revamp benefiting around 10Mln customers



Absolute leadership in all regions

CITY OF SÃO PAULO

- **3k** Sites modernized
- **+38%** of 5G coverage
- **+40%** of capacity
- **-15%** Energy consumption reduction

The best network in Brazil and in the state of São Paulo

Leader in Network Quality in the **State of São Paulo**[1]

Best experience for customers at the **São Paulo Carnival**[2]

New iconic store



320 sqm at Oscar Freire

A complete journey to improve clients' experience

- Gamer area and connected home
- Music and innovation
- Modern podcast studio
- 100% digital sales journey
- Tasting spaces

TIM Music SP

First TIM Music in SP - A successful event as part of improving brand perception

- 2-days event
- Ticket sold-out in 13 minutes
- 1.4 mln engagement on social media
- 220 media publications


TIM
MUSIC
LUDMILLA

(1) Opensignal report as of Sep 3, 2024 (link); (2) Opensignal report as of Mar 14, 2025 (link)

Building a strong positioning to secure a top spot in the Utilities segment

B2B IOT UPDATES

R$ 273Mln in contracted revenue LTM

~21Mln Total[1] hectares covered with 4G

~6,000 Total[1] KM of roads covered

TIM IS RAMPING UP PRESENCE IN THE UTILITIES VERTICAL

TIM IoT solutions offers extensive coverage and real-time monitoring, ensuring efficient and effective management of resources

Water Management	**60k**	Telemetry points for water metering sold
Gas Distribution	**5k**	Gas telemetry points sold
Electric Energy Distribution	**80k**	Telemetry and control points for energy metering sold
Public Smart Lightning	**362k**	Street lighting remote control points sold

TIM

Clients: engie, enel Brasil, IPSul, Sitran MG, +20 Clients

Partners: M2M Telemetria, nouvenn

TIM provides connectivity and fully-integrated solutions for a variety of applications

(1) Cumulative figures

Developing a new growth avenue as our digital ecosystem continue to expand

CUSTOMER PLATFORM UPDATES

+44%
# of transactions for data intelligence products[1] vs. 1Q24

3x
Monthly average campaigns in Mobile Ads vs. 1Q24

218k
Families enrolled in *Cartão de Todos*, since launch

800k
TIM customers registered in *Descomplica*

OPENING A NEW FRONT WITH PARTNERSHIPS IN THE ENERGY SECTOR

1 How's the energy market in Brazil?

ACR – Regulated Market
Distribution companies acquiring energy to the captive market

ACL – Free Market
Large consumers acquiring energy directly from generation companies and still available only for consumers in high voltage

DG – Distributed Generation
End consumers generating their own energy and connecting it to the grid

2 What partnerships we are developing?

Eletrobras

- Capturing TIM'S Corporate customers to hire energy with Eletrobras
- Commission fee
- Commercial pilot will launch in 2Q25

Pilot – Thopen

- Focused on B2C customers
- Revenue share model
- Commercial pilot launched in March/25

(1) Credit scoring and Open Gateway products

Multi-layered efficiency program: enhance productivity, boost customer experience, and ensure margin expansion

OPEX running below inflation: 3.3% vs. 5.48%[1] (LTM IPCA)

Technology levers

- *Traditional digitalization (i.e., expand e-caring with new app, rise e-sales and deepen e-payments with pix)*
- *AI adoption expansion (i.e., ramp-up pilots and evolve use cases already tested)*

Organization levers

- *Review and reshuffle: right people in the right place*
- *Workforce reskilling*
- *De-layering and organizational simplification by flattening hierarchies*

Make or Buy levers

- *Specific activities transferred to specialized partners with new systems and processes (i.e., tower contracts management, network operation center and fraud management)*

Discipline levers

- *Day-to-day cost control activities (i.e., zero-based budgeting, contracts renegotiations, vendor switch, spending re-prioritization)*
- *Opex efficiency projects (i.e., self generated energy project, split and reverse split stock transaction)*

(1) LTM IPCA, IBGE (Link), in March 31st 2025.

Efficient operational execution driving a consistent EBITDA growth with margin expansion

SOLID EBITDA EVOLUTION
(Normalized[1] EBITDA in R$ Mln; %YoY)


2,890
6.7%
3,084
1Q24
1Q25

Normalized[1] EBITDA Margin | 47.4% → 48.2%
+0.8 p.p.

MAINTAINING AN EBITDA-AL GROWTH, WITH MARGIN EXPANSION
(Normalized[1] EBITDA-AL in R$ Mln; %YoY)


2,198
6.5%
2,340
1Q24
1Q25

Normalized[1] EBITDA-AL Margin | 36.1% → 36.6%
+0.5 p.p.

Leases stable at the same level of 4Q24, despite the single-digit increase vs. 1Q24

(1) Normalized for the effects detailed in slide 2.

A consistent performance resulted in double-digit Net Income growth for the 8th consecutive quarter

REACHING THE HIGHEST NET INCOME LEVEL FOR A 1ST QUARTER IN TIM's HISTORY

(Normalized[1] Net Income in R$ Mln)


56.0%
519
194
9
73
166
4
810
1Q24
EBITDA
D&A
Net Financial Results
Taxes
Equity Investment
1Q25

R$ 0.33 EPS in 1Q25, double-digit growth YoY

- **D&A: +R$ 9Mln**, was mainly in line, with the depreciation of the right of use offsetting the other lines.
- **Net Financial Results: -R$ 73Mln**, was impacted by the write-off of C6 value, -R$ 166Mln. Excluding this, the Net Financial Results should be improved in +R$ 92Mln.
- **Taxes: +R$ 166Mln,** positively impacted by the R$ 690Mln of IoC tranche approved during the 1Q25.

(1) Normalized for the effects detailed in slide 2.

Double-digit operating cash flow expansion reflects our overall performance

ROBUST OpCF DOUBLE-DIGIT EXPANSION

(EBITDA-AL[1] minus Capex in R$ Mln; %YoY)


843
18.7%
1,001
1Q24
1Q25

% of Net Revenues[1]	13.8%	15.7%

+1.8 p.p.

SUSTAINING A STRONG BALANCE SHEET

R$ 5.3 Bln in Cash, +58.0% YoY
+R$ 0.6 Bln YoY of ΔWC
> TFF Total amount not paid is R$ 3.6 Bln since 2020

R$ 16,377 Bln Debt, +0.4% YoY
R$ 3,822 Bln Debt-AL, -8.2% YoY

R$ 11,050 Bln Net Debt, -14.6% YoY
-R$ 1,505 Bln Net Debt-AL

0.86 of Leverage (Net Debt/EBITDA)
-0.15 of Leverage-AL (Net Debt-AL/EBITDA-AL)

(1) Normalized for the effects detailed in slide 2.

Embarking on the year with solid momentum paving the way to meet our guidance

Mobile	Commitment to a rational competitive environment; Prepaid efforts for recovery are in progress.
B2B IoT	Expand further the existing portfolio and launch new IoT verticals and partnerships.
Customer Platform	Accelerate initiatives in place and prepare for new partnerships in new verticals.
TIM Ultrafibra	Keep the focus in building a more efficient operation amid a challenging environment.
ESG	CDP A list for the 2nd year in a row, only operator in Brazil; B3 Sustainability Index (ISE) for 17 years.

